Exhibit 99.1

Li Auto Inc. Announces Unaudited Second Quarter 2026 Financial Results

Quarterly total revenues reached RMB25.7 billion (US$3.8 billion)1

Quarterly deliveries were 98,330 vehicles

BEIJING, China, August 26, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2026.

Operating Highlights for the Second Quarter of 2026

•	Total deliveries for the second quarter of 2026 were 98,330 vehicles, representing an 11.5% year-over-year decrease.

	2026 Q2	2026 Q1	2025 Q4	2025 Q3
Deliveries	98,330	95,142	109,194	93,211

	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Deliveries	111,074	92,864	158,696	152,831

•	As of June 30, 2026, in China, the Company had 495 retail stores in 160 cities, 536 servicing centers and Li Auto-authorized servicing shops operating in 220 cities, and 4,097 super charging stations in operation equipped with 22,593 charging stalls.

Financial Highlights for the Second Quarter of 2026

•	Vehicle sales were RMB24.1 billion (US$3.5 billion) in the second quarter of 2026, representing a decrease of 16.7% from RMB28.9 billion in the second quarter of 2025 and an increase of 11.8% from RMB21.5 billion in the first quarter of 2026.

•	Vehicle margin[2] was 9.4% in the second quarter of 2026, compared with 19.4% in the second quarter of 2025 and 6.1% in the first quarter of 2026.

•	Total revenues were RMB25.7 billion (US$3.8 billion) in the second quarter of 2026, representing a decrease of 15.1% from RMB30.2 billion in the second quarter of 2025 and an increase of 11.7% from RMB23.0 billion in the first quarter of 2026.

•	Gross profit was RMB2.8 billion (US$418.0 million) in the second quarter of 2026, representing a decrease of 53.3% from RMB6.1 billion in the second quarter of 2025 and an increase of 56.9% from RMB1.8 billion in the first quarter of 2026.

•	Gross margin was 11.0% in the second quarter of 2026, compared with 20.1% in the second quarter of 2025 and 7.9% in the first quarter of 2026.

•	Operating expenses were RMB5.1 billion (US$757.1 million) in the second quarter of 2026, representing a decrease of 2.0% from RMB5.2 billion in the second quarter of 2025 and an increase of 6.9% from RMB4.8 billion in the first quarter of 2026.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB2.3 billion (US$339.1 million) in the second quarter of 2026, compared with RMB827.0 million income from operations in the second quarter of 2025 and RMB3.0 billion loss from operations in the first quarter of 2026.

•	Operating margin was negative 9.0% in the second quarter of 2026, compared with 2.7% in the second quarter of 2025 and negative 13.0% in the first quarter of 2026.

•	Net loss was RMB1.7 billion (US$251.3 million) in the second quarter of 2026, compared with RMB1.1 billion net income in the second quarter of 2025 and RMB2.3 billion net loss in the first quarter of 2026. Non-GAAP net loss[3] was RMB1.5 billion (US$220.9 million) in the second quarter of 2026, compared with RMB1.5 billion non-GAAP net income in the second quarter of 2025 and RMB2.1 billion non-GAAP net loss in the first quarter of 2026.

•	Diluted net loss per ADS[4] attributable to ordinary shareholders was RMB1.69 (US$0.25) in the second quarter of 2026, compared with RMB1.03 diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025 and RMB2.26 diluted net loss per ADS attributable to ordinary shareholders in the first quarter of 2026. Non-GAAP diluted net loss per ADS attributable to ordinary shareholders was RMB1.49 (US$0.22) in the second quarter of 2026, compared with RMB1.37 non-GAAP diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025 and RMB2.09 non-GAAP diluted net loss per ADS attributable to ordinary shareholders in the first quarter of 2026.

•	Net cash provided by operating activities was RMB15.0 million (US$2.2 million) in the second quarter of 2026, compared with RMB3.0 billion net cash used in operating activities in the second quarter of 2025 and RMB6.1 billion net cash used in operating activities in the first quarter of 2026.

•	Free cash flow[5] was negative RMB1.3 billion (US$191.7 million) in the second quarter of 2026, compared with negative RMB3.8 billion in the second quarter of 2025 and negative RMB7.4 billion in the first quarter of 2026.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	June 30, 2025	March 31, 2026	June 30, 2026	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	28,885.1	21,533.2	24,066.5	(16.7)%		11.8%
Vehicle margin	19.4%	6.1%	9.4%	(10.0	)pts	3.3	pts

Total revenues	30,245.6	22,982.9	25,666.9	(15.1)%		11.7%
Gross profit	6,067.0	1,808.0	2,836.1	(53.3)%		56.9%
Gross margin	20.1%	7.9%	11.0%	(9.1	)pts	3.1	pts

Operating expenses	(5,240.0)	(4,806.8)	(5,136.9)	(2.0)%		6.9%
Income/(Loss) from operations	827.0	(2,998.8)	(2,300.9)	N/A		(23.3)%
Operating margin	2.7%	(13.0)%	(9.0)%	(11.7	)pts	4.0	pts

Net income/(loss)	1,096.9	(2,276.0)	(1,705.3)	N/A		(25.1)%
Non-GAAP net income/(loss)	1,468.2	(2,108.0)	(1,498.5)	N/A		(28.9)%

Diluted net earnings/(loss) per ADS attributable to ordinary shareholders	1.03	(2.26)	(1.69)	N/A		(25.2)%
Non-GAAP diluted net earnings/(loss) per ADS attributable to ordinary shareholders	1.37	(2.09)	(1.49)	N/A		(28.7)%

Net cash (used in)/provided by operating activities	(3,036.2)	(6,091.0)	15.0	N/A		N/A
Free cash flow (non-GAAP)	(3,841.8)	(7,388.3)	(1,300.8)	(66.1)%		(82.4)%

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In July 2026, the Company delivered 30,468 vehicles. As of July 31, 2026, in China, the Company had 490 retail stores in 159 cities, 536 servicing centers and Li Auto-authorized servicing shops operating in 219 cities, and 4,141 super charging stations in operation equipped with 22,841 charging stalls.

Product Refresh

•	In June 2026, the Company launched and commenced deliveries of its all-new Li L8. This model is available in two trims: Ultra and Livis. Both trims come standard with four zero-gravity seats, a 72.7 kWh 5C battery, Li Auto’s third-generation range extender, and the Qualcomm Snapdragon 8797 chip, alongside steer-by-wire and rear-wheel steering. Li L8 Ultra features Li Auto’s third-generation dual-chamber, dual-valve Magic Carpet Air Suspension and a proprietary MACH M100 chip, while Li L8 Livis features a proprietary 800V active suspension system, electro-mechanical brake, and dual MACH M100 chips. The Li L8 Ultra and Li L8 Livis are priced at RMB369,800 and RMB429,800, respectively.

•	In July 2026, the Company launched and commenced deliveries of the new Li L6. The model features a new-generation all-aluminum suspension and dual-valve CDC for its chassis, the MACH M100 chip and fully upgraded perception hardware for its assisted driving system, and an EREV-dedicated 51 kWh LFP super charging battery. The new Li L6 is priced at RMB249,800.

Livis Day

•	In June 2026, the Company hosted Livis Day, a launch event for software and embodied AI, systematically showcasing Li Auto’s new-generation cabin interaction experience alongside a series of proprietary breakthroughs. These included the language intelligence models MACH Mind-Pro and MACH Mind-Edge, the machine intelligence model MACH VLA, and the world’s first dynamic dataflow AI chip, the MACH M100.

US$1.0 Billion Share Repurchase Program

•	Pursuant to its US$1.0 billion share repurchase program announced on March 24, 2026, the Company repurchased a total of 41,232,100 Class A ordinary shares at an aggregate consideration of HK$2.1 billion on the HKEX and a total of 9,487,026 ADSs (representing 18,974,052 Class A ordinary shares) at an aggregate consideration of US$150.9 million on the Nasdaq in the second quarter of 2026. As of the date of this press release, the Company has repurchased a total of approximately 91.7 million Class A ordinary shares (including approximately 23.7 million ADSs) for an aggregate consideration of approximately US$631.5 million.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Amid intense market competition and a major model refresh cycle, Li Auto remained the best-selling domestic automotive brand in China’s RMB200,000-and-above NEV market in the first half of 2026. We have completed the upgrade of Li L series and are now refreshing our BEV lineup. Notably, the new Li L6 generated robust order flow, and we are confident that it will carry on the success of the Li i6 and reinforce our leading position in the RMB200,000-to-300,000 SUV market. Our enhanced product portfolio positions us well for growth. Backed by our unwavering user-centric product philosophy and leading in-house technologies, we will continue to pursue product excellence, expand our global footprint, and forge a sustainable path toward long-term value creation.”

Mr. Tie Li, chief financial officer of Li Auto, added, “In the second quarter of 2026, our gross margin improved sequentially to 11.0%, benefiting from the launch of the all-new Li L9. We anticipate further margin expansion for the second half of the year as our product mix optimizes, with a higher sales contribution from the Livis trim and the launch of refreshed BEV models and Li i9. Coupled with a sustained focus on operational efficiency, we expect our bottom-line to improve gradually. Balancing growth and profitability through disciplined capital allocation, we will steadfastly execute our core strategies in product innovation, technological advancement, and global expansion to secure our future competitiveness.”

Financial Results for the Second Quarter of 2026

Revenues

•	Total revenues were RMB25.7 billion (US$3.8 billion) in the second quarter of 2026, representing a decrease of 15.1% from RMB30.2 billion in the second quarter of 2025 and an increase of 11.7% from RMB23.0 billion in the first quarter of 2026.

•	Vehicle sales were RMB24.1 billion (US$3.5 billion) in the second quarter of 2026, representing a decrease of 16.7% from RMB28.9 billion in the second quarter of 2025 and an increase of 11.8% from RMB21.5 billion in the first quarter of 2026. The decrease in revenue from vehicle sales over the second quarter of 2025 was primarily due to the decrease in vehicle deliveries and a lower average selling price due to a different product mix. The increase in revenue from vehicle sales over the first quarter of 2026 was primarily attributable to a higher average selling price due to a different product mix and the increase in vehicle deliveries.

•	Other sales and services were RMB1.6 billion (US$235.9 million) in the second quarter of 2026, representing an increase of 17.6% from RMB1.4 billion in the second quarter of 2025 and an increase of 10.4% from RMB1.4 billion in the first quarter of 2026. The increase in revenue from other sales and services over the second quarter of 2025 and the first quarter of 2026 was mainly due to increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB22.8 billion (US$3.4 billion) in the second quarter of 2026, representing a decrease of 5.6% from RMB24.2 billion in the second quarter of 2025 and an increase of 7.8% from RMB21.2 billion in the first quarter of 2026. The decrease in cost of sales over the second quarter of 2025 was primarily due to the decrease in vehicle deliveries. The increase in cost of sales over the first quarter of 2026 was primarily attributable to a higher average cost of sales due to a different product mix and the increase in vehicle deliveries.

•	Gross profit was RMB2.8 billion (US$418.0 million) in the second quarter of 2026, representing a decrease of 53.3% from RMB6.1 billion in the second quarter of 2025 and an increase of 56.9% from RMB1.8 billion in the first quarter of 2026.

•	Vehicle margin was 9.4% in the second quarter of 2026, compared with 19.4% in the second quarter of 2025 and 6.1% in the first quarter of 2026. The change in vehicle margin over the second quarter of 2025 and the first quarter of 2026 was mainly attributable to a different product mix.

•	Gross margin was 11.0% in the second quarter of 2026, compared with 20.1% in the second quarter of 2025 and 7.9% in the first quarter of 2026. The change in gross margin over the second quarter of 2025 and the first quarter of 2026 was mainly due to the change in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.1 billion (US$757.1 million) in the second quarter of 2026, representing a decrease of 2.0% from RMB5.2 billion in the second quarter of 2025 and an increase of 6.9% from RMB4.8 billion in the first quarter of 2026.

•	Research and development expenses were RMB2.8 billion (US$409.1 million) in the second quarter of 2026, representing a decrease of 1.2% from RMB2.8 billion in the second quarter of 2025 and an increase of 2.0% from RMB2.7 billion in the first quarter of 2026. Research and development expenses remained relatively stable compared with the second quarter of 2025 and the first quarter of 2026.

•	Selling, general and administrative expenses were RMB2.3 billion (US$335.7 million) in the second quarter of 2026, representing a decrease of 16.2% from RMB2.7 billion in the second quarter of 2025 and an increase of 11.2% from RMB2.0 billion in the first quarter of 2026. The decrease in selling, general and administrative expenses over the second quarter of 2025 was primarily due to decreased employee compensation. The increase in selling, general and administrative expenses over the first quarter of 2026 was primarily due to increased expenses related to marketing and promotional activities.

Income/(Loss) from Operations

•	Loss from operations was RMB2.3 billion (US$339.1 million) in the second quarter of 2026, compared with RMB827.0 million income from operations in the second quarter of 2025 and RMB3.0 billion loss from operations in the first quarter of 2026. Operating margin was negative 9.0% in the second quarter of 2026, compared with 2.7% in the second quarter of 2025 and negative 13.0% in the first quarter of 2026. Non-GAAP loss from operations was RMB2.1 billion (US$308.6 million) in the second quarter of 2026, compared with RMB1.2 billion non-GAAP income from operations in the second quarter of 2025 and RMB2.8 billion non-GAAP loss from operations in the first quarter of 2026.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net loss was RMB1.7 billion (US$251.3 million) in the second quarter of 2026, compared with RMB1.1 billion net income in the second quarter of 2025 and RMB2.3 billion net loss in the first quarter of 2026. Non-GAAP net loss was RMB1.5 billion (US$220.9 million) in the second quarter of 2026, compared with RMB1.5 billion non-GAAP net income in the second quarter of 2025 and RMB2.1 billion non-GAAP net loss in the first quarter of 2026.

•	Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB1.69 (US$0.25) in the second quarter of 2026, compared with RMB1.09 and RMB1.03 basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025, respectively, and RMB2.26 basic and diluted net loss per ADS attributable to ordinary shareholders in the first quarter of 2026. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB1.49 (US$0.22) in the second quarter of 2026, compared with RMB1.46 and RMB1.37 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025, respectively, and RMB2.09 non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders in the first quarter of 2026.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB87.5 billion (US$12.9 billion) as of June 30, 2026.

•	Net cash provided by operating activities was RMB15.0 million (US$2.2 million) in the second quarter of 2026, compared with RMB3.0 billion net cash used in operating activities in the second quarter of 2025 and RMB6.1 billion net cash used in operating activities in the first quarter of 2026. The change in net cash provided by operating activities over the second quarter of 2025 and the first quarter of 2026 was mainly due to the timing differences between cash received from customers and payments for inventory purchases.

•	Free cash flow was negative RMB1.3 billion (US$191.7 million) in the second quarter of 2026, compared with negative RMB3.8 billion in the second quarter of 2025 and negative RMB7.4 billion in the first quarter of 2026.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the third quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 95,000 and 100,000 vehicles, representing a year-over-year increase of 1.9% to 7.3%.

•	Total revenues to be between RMB26.6 billion (US$3.9 billion) and RMB28.0 billion (US$4.1 billion), representing a year-over-year change of -2.8% to +2.3%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, August 26, 2026 (8:00 p.m. Beijing/Hong Kong Time on August 26, 2026) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10056444-vrf1u8.html

A replay of the conference call will be accessible through September 2, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Chinese Mainland:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10056444

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. It offers high-tech flagship family MPVs, Li L series extended-range electric SUVs, and Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	28,885,133	21,533,182	24,066,488	3,546,961
Other sales and services	1,360,480	1,449,729	1,600,402	235,870
Total revenues	30,245,613	22,982,911	25,666,890	3,782,831
Cost of sales:
Vehicle sales	(23,273,292)	(20,225,885)	(21,795,419)	(3,212,247)
Other sales and services	(905,352)	(948,981)	(1,035,416)	(152,601)
Total cost of sales	(24,178,644)	(21,174,866)	(22,830,835)	(3,364,848)
Gross profit	6,066,969	1,808,045	2,836,055	417,983
Operating expenses:
Research and development expenses	(2,810,170)	(2,722,159)	(2,775,633)	(409,078)
Selling, general and administrative expenses	(2,717,761)	(2,049,203)	(2,278,044)	(335,742)
Other operating income/(expense), net	287,980	(35,473)	(83,228)	(12,266)
Total operating expenses	(5,239,951)	(4,806,835)	(5,136,905)	(757,086)
Income/(Loss) from operations	827,018	(2,998,790)	(2,300,850)	(339,103)
Other (expense)/income:
Interest expense	(49,776)	(40,658)	(116,248)	(17,133)
Interest income and investment income, net	496,454	394,020	455,033	67,064
Others, net	15,288	44,248	13,199	1,946
Income/(Loss) before income tax	1,288,984	(2,601,180)	(1,948,866)	(287,226)
Income tax (expense)/benefit	(192,048)	325,148	243,609	35,904
Net income/(loss)	1,096,936	(2,276,032)	(1,705,257)	(251,322)
Less: Net income/(loss) attributable to noncontrolling interests	4,365	13,499	(1,076)	(159)
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,092,571	(2,289,531)	(1,704,181)	(251,163)

Net income/(loss)	1,096,936	(2,276,032)	(1,705,257)	(251,322)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	(173,612)	(161,404)	(273,671)	(40,334)
Total other comprehensive loss, net of tax	(173,612)	(161,404)	(273,671)	(40,334)
Total comprehensive income/(loss)	923,324	(2,437,436)	(1,978,928)	(291,656)
Less: Comprehensive income/(loss) attributable to noncontrolling interests	4,365	13,499	(1,076)	(159)
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	918,959	(2,450,935)	(1,977,852)	(291,497)
Weighted average number of ADSs
Basic	1,005,986,033	1,013,814,503	1,007,098,886	1,007,098,886
Diluted	1,071,261,046	1,013,814,503	1,007,098,886	1,007,098,886
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	1.09	(2.26)	(1.69)	(0.25)
Diluted	1.03	(2.26)	(1.69)	(0.25)
Weighted average number of ordinary shares
Basic	2,011,972,066	2,027,629,006	2,014,197,771	2,014,197,771
Diluted	2,142,522,091	2,027,629,006	2,014,197,771	2,014,197,771
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.54	(1.13)	(0.85)	(0.12)
Diluted	0.51	(1.13)	(0.85)	(0.12)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	56,691,765	40,117,782	5,912,629
Restricted cash	216,314	14,782	2,179
Time deposits and short-term investments	44,331,407	45,474,274	6,702,079
Trade receivable	119,823	206,592	30,448
Inventories	8,752,439	8,333,701	1,228,236
Prepayments and other current assets	5,174,246	4,322,856	637,110
Total current assets	115,285,994	98,469,987	14,512,681
Non-current assets:
Long-term investments	848,672	2,976,994	438,755
Property, plant and equipment, net	22,774,938	22,893,313	3,374,057
Operating lease right-of-use assets, net	9,099,313	7,890,346	1,162,893
Intangible assets, net	1,191,974	1,165,561	171,782
Goodwill	5,484	5,484	808
Deferred tax assets	3,334,206	3,755,111	553,435
Other non-current assets	1,755,237	3,522,804	519,197
Total non-current assets	39,009,824	42,209,613	6,220,927
Total assets	154,295,818	140,679,600	20,733,608
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,217,745	286,205	42,181
Trade and notes payable	40,579,219	38,756,080	5,711,939
Amounts due to related parties	26,644	452,813	66,736
Deferred revenue, current	1,621,429	1,208,610	178,127
Operating lease liabilities, current	1,690,356	1,572,211	231,715
Accruals and other current liabilities	13,412,260	12,201,637	1,798,301
Total current liabilities	63,547,653	54,477,556	8,028,999
Non-current liabilities:
Long-term borrowings	3,299,203	6,863,999	1,011,628
Deferred revenue, non-current	624,734	666,287	98,199
Operating lease liabilities, non-current	6,258,957	5,620,164	828,310
Finance lease liabilities, non-current	348,506	349,322	51,484
Deferred tax liabilities	691,652	548,423	80,828
Other non-current liabilities	6,385,370	6,192,234	912,622
Total non-current liabilities	17,608,422	20,240,429	2,983,071
Total liabilities	81,156,075	74,717,985	11,012,070
Total Li Auto Inc. shareholders’ equity	72,619,255	65,428,704	9,642,997
Noncontrolling interests	520,488	532,911	78,541
Total shareholders’ equity	73,139,743	65,961,615	9,721,538
Total liabilities and shareholders’ equity	154,295,818	140,679,600	20,733,608

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(3,036,219)	(6,090,994)	15,025	2,214
Net cash (used in)/provided by investing activities	(226,724)	(8,181,439)	2,919,510	430,283
Net cash (used in)/provided by financing activities	(70,037)	337,303	(5,487,924)	(808,820)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(108,393)	(102,382)	(184,614)	(27,209)
Net change in cash, cash equivalents and restricted cash	(3,441,373)	(14,037,512)	(2,738,003)	(403,532)
Cash, cash equivalents and restricted cash at beginning of period	53,238,339	56,908,079	42,870,567	6,318,340
Cash, cash equivalents and restricted cash at end of period	49,796,966	42,870,567	40,132,564	5,914,808

Net cash (used in)/provided by operating activities	(3,036,219)	(6,090,994)	15,025	2,214
Capital expenditures	(805,544)	(1,297,326)	(1,315,790)	(193,923)
Free cash flow (non-GAAP)	(3,841,763)	(7,388,320)	(1,300,765)	(191,709)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$
Cost of sales	(24,178,644)	(21,174,866)	(22,830,835)	(3,364,848)
Share-based compensation expenses	8,135	8,730	8,039	1,185
Non-GAAP cost of sales	(24,170,509)	(21,166,136)	(22,822,796)	(3,363,663)

Research and development expenses	(2,810,170)	(2,722,159)	(2,775,633)	(409,078)
Share-based compensation expenses	236,668	128,160	126,933	18,708
Non-GAAP research and development expenses	(2,573,502)	(2,593,999)	(2,648,700)	(390,370)

Selling, general and administrative expenses	(2,717,761)	(2,049,203)	(2,278,044)	(335,742)
Share-based compensation expenses	126,413	31,156	71,759	10,576
Non-GAAP selling, general and administrative expenses	(2,591,348)	(2,018,047)	(2,206,285)	(325,166)

Income/(Loss) from operations	827,018	(2,998,790)	(2,300,850)	(339,103)
Share-based compensation expenses	371,216	168,046	206,731	30,469
Non-GAAP income/(loss) from operations	1,198,234	(2,830,744)	(2,094,119)	(308,634)

Net income/(loss)	1,096,936	(2,276,032)	(1,705,257)	(251,322)
Share-based compensation expenses	371,216	168,046	206,731	30,469
Non-GAAP net income/(loss)[8]	1,468,152	(2,107,986)	(1,498,526)	(220,853)

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,092,571	(2,289,531)	(1,704,181)	(251,163)
Share-based compensation expenses	371,216	168,046	206,731	30,469
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,463,787	(2,121,485)	(1,497,450)	(220,694)

Weighted average number of ADSs
Basic	1,005,986,033	1,013,814,503	1,007,098,886	1,007,098,886
Diluted	1,071,261,046	1,013,814,503	1,007,098,886	1,007,098,886
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	1.46	(2.09)	(1.49)	(0.22)
Diluted	1.37	(2.09)	(1.49)	(0.22)
Weighted average number of ordinary shares
Basic	2,011,972,066	2,027,629,006	2,014,197,771	2,014,197,771
Diluted	2,142,522,091	2,027,629,006	2,014,197,771	2,014,197,771
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.73	(1.05)	(0.74)	(0.11)
Diluted	0.69	(1.05)	(0.74)	(0.11)

8 Non-GAAP items have no tax impact for all the periods presented.